SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

IAC/INTERACTIVECORP

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

 (Title of Class of Securities)

44919P508

 (CUSIP Number)

Pamela S. Seymon, Esq.

 Wachtell, Lipton, Rosen & Katz

 51 West 52nd Street

 New York, New York  10019

 (212) 403-1000

(Name, Address and Telephone Number of Persons Authorized to receive Notices and Communications)

December 1, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons BARRY DILLER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,189,354 shares

	8.	Shared Voting Power 1,711; see Item 5

	9.	Sole Dispositive Power 6,189,354 shares

	10.	Shared Dispositive Power 1,711; see Item 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,191,065 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)

6.9%

Assumes conversion of all shares of Class B Common Stock beneficially owned by Mr. Diller into shares of Common Stock on a one-for-one basis and the exercise of options to purchase 1,899,855 shares of Common Stock which are currently exercisable by Mr. Diller.  Because each share of Class B Common Stock generally is entitled to ten votes per share, and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Company representing approximately 34.9% of the total number of votes of all classes of common stock of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) IN

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D/A

Statement of

 BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

IAC/INTERACTIVECORP

This Report on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of IAC/InterActiveCorp, a Delaware corporation (“IAC” or the “Company”). The Report on Schedule 13D, as amended and supplemented, originally filed with the Commission by Mr. Diller on August 29, 1995 (the “Diller Schedule 13D”) is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 35 to the Diller Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Diller Schedule 13D.

ITEM 3.  Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 5 below is incorporated by reference in this Item 3.

ITEM 4.  Purpose of the Transaction.

The information contained in Item 4 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 5 below is incorporated by reference in this Item 4.

Depending on market conditions and other factors, and subject to the agreements attached as Exhibits to this Amendment or previously filed as exhibits to the Diller Schedule 13D, Mr. Diller may purchase or acquire shares of Common Stock in the open market or otherwise.  Pursuant and subject to the agreement attached as Exhibit 61 to this Amendment and as further described in Item 5 below, Mr. Diller may also exchange with the Company on a one-for-one basis from time to time until September 1, 2011 up to 1.5 million shares of Common Stock that he purchases or otherwise acquires for shares of IAC Class B common stock, par value $0.001 per share (“Class B Common Stock”).  Additionally, depending on market conditions and other factors, and subject to the agreements attached as Exhibits to this Amendment or previously filed as exhibits to the Diller Schedule 13D, Mr. Diller may sell all or some of his shares of Common Stock (including shares underlying stock options he may exercise) and/or shares of Class B Common Stock.

Other than as provided herein or contained in the agreements attached as Exhibits to this Amendment or previously filed as exhibits to the Diller Schedule 13D or as has been publicly announced by the Company or Mr. Diller, Mr. Diller does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, except that Mr. Diller may dispose of shares of Common Stock to satisfy the exercise price and tax withholding obligations in connection with the exercise of employee stock options.

ITEM 5.  Interest in Securities of the Issuer.

The information contained in Item 5 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

On December 1, 2010, Mr. Diller entered into a letter agreement (the “Diller-Liberty Agreement”) with Liberty Media Corporation (“Liberty”) and Liberty USA Holdings, LLC, an indirect wholly-owned subsidiary of Liberty (“Holdings” and, together with Liberty, the “Liberty Parties”), pursuant to which the Liberty Parties agreed to exchange with Mr. Diller (the “Diller-Liberty Exchange”) an aggregate of 4,289,499 shares of Class B Common Stock held by the Liberty Parties for the same number of shares of Common Stock held by Mr. Diller.  The closing of the Diller-Liberty Exchange occurred on December 1, 2010.

Also on December 1, 2010, the Company consummated a transaction with the Liberty Parties pursuant to which Holdings exchanged the 4,289,499 shares of Common Stock received from Mr. Diller in the Diller-Liberty Exchange and an aggregate of 8,510,500 shares of Class B Common Stock for all of the outstanding shares of Celebrate Interactive, Inc., a direct wholly owned subsidiary of IAC which owned as of the closing, directly or indirectly, all of the equity interests of Evite, Inc., Giftco, Inc. and IAC Advertising, LLC and approximately $218 million in cash (the “IAC-Liberty Exchange” and, together with the Diller-Liberty Exchange, the “Transactions”).  The shares of Common Stock and Class B Common Stock exchanged by the Liberty Parties represented all of the shares of Common Stock and Class B Common Stock owned beneficially and/or of record by Liberty and its subsidiaries after giving effect to the Diller-Liberty Exchange, of which up to 120,000 shares of Common Stock are to be subsequently transferred to IAC by the Liberty Parties in fulfillment of post-closing working capital adjustments.  Other than those 120,000 shares of Common Stock, the shares of Common Stock and Class B Common Stock acquired by the Company pursuant to the IAC-Liberty Exchange are no longer outstanding.

In connection with and effective upon the consummation of the Transactions, Mr. Diller and Liberty terminated the Stockholders Agreement, and Mr. Diller, the Company and Liberty terminated the Governance Agreement as to Liberty, including with respect to any and all rights and obligations of Liberty contained therein, pursuant to a letter agreement (the “Termination Letter”).  Accordingly, Mr. Diller and Liberty are no longer a Group within the meaning of the Exchange Act.

In addition, in consideration of Mr. Diller waiving certain of his pre-existing rights under the Stockholders Agreement with respect to the Liberty Parties’ transfer to IAC of shares of Common Stock and Class B Common Stock pursuant to the IAC-Liberty Exchange and in partial preservation of Mr. Diller’s existing exchange right under the Stockholders Agreement with respect to such shares of Class B Common Stock, the Company agreed to permit Mr. Diller to exchange with IAC on a one-for-one basis from time to time until September 1, 2011 up to 1.5 million shares of Common Stock for shares of Class B Common Stock held in treasury by IAC following the IAC-Liberty Exchange (as set forth in such letter agreement between the Company and Mr. Diller, dated December 1, 2010, the “IAC-Diller Agreement”).  The IAC-Diller Agreement also contains certain transfer restrictions with respect to the shares of Class B Common Stock that may be received pursuant to the aforementioned exchange right, including a requirement that, until the fifth year anniversary of the agreement and except for transfers to certain permitted transferees, those shares of Class B Common Stock must first be converted into Common Stock in order to be transferred.

The Board of Directors (the “Board”) of the Company also appointed Mr. Diller to the position of Senior Executive of the Company upon the consummation of the IAC-Liberty Exchange and appointed Mr. Gregory R. Blatt appointed Chief Executive Officer of the Company and a member of the Board; Mr. Diller will continue to serve as Chairman of the Board.  The IAC-Diller Agreement also amended the Governance Agreement to provide that certain pre-existing rights of Mr. Diller would terminate upon his ceasing to serve as Chairman of the Board and Senior Executive of the Company.

The following beneficial ownership amounts reflect the consummation of the Transactions, as applied to 87,794,651 shares of Common Stock and 12,799,999 shares of Class B Common Stock outstanding, in each case, as of the close of business on November 29, 2010; giving effect to the Transactions, there would have been 83,625,142 shares of Common Stock and 4,289,499 shares of Class B Common Stock outstanding on such date.  Following the consummation of the Transactions, Mr. Diller beneficially owns (i) 1,899,855 shares of Common Stock underlying options and 1,711 shares of Common Stock through a private foundation as to which Mr. Diller disclaims beneficial ownership and (ii) 4,289,499 shares of Class B Common Stock.  Such shares of Class B Common Stock constitute 100% of the outstanding shares of Class B Common Stock.  Assuming the conversion of all of the shares of Class B Common Stock beneficially owned by Mr. Diller into Common Stock, Mr. Diller would beneficially own approximately 6.9% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Company (including shares underlying vested options, even if out-of-the-money) representing approximately 34.9% of the total number of votes of all classes of common stock of the Company. The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership.

The foregoing descriptions of the Diller-Liberty Agreement, the IAC-Diller Agreement, the Termination Letter and the transactions contemplated thereby are qualified in their entirety by reference to the Diller-Liberty Agreement, the IAC-Diller Agreement and the Termination Letter, respectively, copies of which are filed as Exhibits 60, 61 and 62.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 5 above is incorporated by reference in this Item 6.

ITEM 7. Material to be Filed as Exhibits.

The information contained in Item 7 of the Diller Schedule 13D is hereby amended and supplemented by adding the following information:

60.                      Letter Agreement by and among Liberty Media Corporation, a Delaware corporation, Liberty USA Holdings, LLC, a Delaware limited liability company, and Mr. Barry Diller, dated as of December 1, 2010.

61.                      Letter Agreement by and between IAC/InterActiveCorp, a Delaware corporation, and Mr. Barry Diller, dated as of December 1, 2010.

62.                      Letter Agreement by and among IAC/InterActiveCorp, a Delaware corporation, Liberty Media Corporation, a Delaware corporation, Liberty USA Holdings, LLC, a Delaware limited liability company, and Mr. Barry Diller, dated as of December 1, 2010.

SIGNATURE

                After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  December 1, 2010

BARRY DILLER
/s/ Barry Diller

INDEX TO EXHIBITS

1.                                      Written Agreement between TCI and Mr. Diller regarding Joint Filing of Schedule 13D.*

2.                                      Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller.*

3.                                      Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller.*

4.                                      Press Release issued by the Company and Mr. Diller, dated August 25, 1995.*

5.                                      Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller.*

6.                                      Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller.*

7.                                      First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller.*

8.                                      Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc.*

9.                                      Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc.*

10.                                Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc.*

11.                                Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc.*

12.                                Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller.*

13.                                In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996.*

14.                                In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996.*

15.                                In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996.*

16.                                Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and BDTV.*

17.                                Amended and Restated Certificate of Incorporation of BDTV INC.*

18.                                Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996.*

19.                                Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc.*

20.                                Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc.*

21.                                Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company.*

22.                                Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc.*

23.                                Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller.*

24.                                Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc.*

25.                                Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc.*

26.                                Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen.*

27.                                Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen.*

28.                                Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation.*

29.                                Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation.*

30.                                Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc.*

31.                                Certificate of Incorporation of BDTV III Inc.*

32.                                Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997.*

33.                                Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997.*

34.                                Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997.*

35.                                Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997.*

36.                                Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997.*

37.                                Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998.*

38.                                Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997.*

39.                                Fourth Amended and Restated Joint Filing Agreement between Tele- Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998.*

40.                                Certificate of Incorporation of BDTV IV INC.*

41.                                Fifth Amended and Restated Joint Filing Agreement by and among Tele- Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999.*

42.                                Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001.*

43.                                Letter Agreement, dated July 15, 2001, by and among USA Networks, Inc., Barry Diller, Universal Studios, Inc. and Liberty Media Corporation.*

44.                                Amended and Restated Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC, Liberty Media Corporation and Barry Diller.*

45.                                Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., Light France Acquisition 1, S.A.S., the Merger Subsidiaries listed on the signature page thereto, Liberty Media Corporation, Liberty Programming Company LLC, Liberty Programming France, Inc., LMC USA VI, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X, Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding entities listed on the signature page thereto.*

46.                                Amended and Restated Governance Agreement, dated as of December 16, 2001, by and among USA Networks, Inc., Universal Studios, Inc., Liberty Media Corporation, Barry Diller, and Vivendi Universal, S.A.*

47.                                Amended and Restated Stockholders Agreement, dated as of December 16, 2001, by and among Universal Studios, Inc., Liberty Media Corporation and Barry Diller.*

48.                                Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal Entertainment LLLP, dated as of May 7, 2002, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller (including Amendment No. 1 thereto dated as of November 25, 2002).*

49.                                Equity Warrant Agreement, dated as of May 7, 2003, between USA Networks, Inc. and The Bank of New York, as equity warrant agent.*

50.                                Exchange Agreement by and among the Company, Liberty Media Corporation, Liberty HSN II, Inc. and Liberty HSN, Inc., dated as of June 27, 2002.*

51.                                Purchase Agreement, dated as of February 12, 2003, between Deutsche Bank AG and Vivendi Universal, S.A.*

52.                                Lock-Up Agreement, dated as of February 12, 2003, between Vivendi Universal, S.A. and Deutsche Bank Securities, Inc.*

53.                                Letter Agreement, dated March 31, 2003, from Vivendi Universal, S.A. and Universal Studios, Inc. to Barry Diller.*

54.                                Amended and Restated Governance Agreement, by and among IAC/InterActiveCorp, a Delaware corporation, Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.*

55.                                Amended and Restated Stockholders Agreement, by and between Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.*

56.                                Joint Filing Agreement, by and among Liberty Media Corporation, a Delaware corporation, Mr. Barry Diller, BDTV INC., a Delaware corporation, BDTV II INC., a Delaware corporation, BDTV III INC., a Delaware corporation, and BDTV IV INC., a Delaware corporation, dated as of August 19, 2005.*

57.                                Standstill Agreement, by and between Liberty Media Corporation, a Delaware corporation, and IAC/InterActiveCorp, a Delaware corporation, dated January 10, 2008.*

58.                                Notice, dated January 29, 2008, of termination of Joint Filing Agreement.*

59.                                Letter, dated February 17, 2009, from Barry Diller to IAC/InterActiveCorp*.

60.           Letter Agreement by and among Liberty Media Corporation, a Delaware corporation, Liberty USA Holdings, LLC, a Delaware limited liability company, and Mr. Barry Diller, dated as of December 1, 2010.

61.           Letter Agreement by and between IAC/InterActiveCorp, a Delaware corporation, and Mr. Barry Diller, dated as of December 1, 2010.

62.           Letter Agreement by and among IAC/InterActiveCorp, a Delaware corporation, Liberty Media Corporation, a Delaware corporation, Liberty USA Holdings, LLC, a Delaware limited liability company, and Mr. Barry Diller, dated as of December 1, 2010.

*                                        Previously filed.